

05038202

VF3-21-05

SECU~~RITIES AND EXCHANGE COMMISSI~~ON
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2005 WASHINGTON DC

SEC FILE NUMBER
8- 50520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL RESOURCE FINANCIAL SERVICES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1 PARKLANDS DRIVE
                            (No. and Street)

DARIEN	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID BARNETT   212-223-8290
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
                    (Name – if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 04 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __DAVID BARNETT__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CAPITAL RESOURCE FINANCIAL SERVICES LLC__ , as of __DECEMBER 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
_____
Title

_____
Notary Public

MARIE DiMICHELE
Notary Public, State of New York
No. 03-4998692
Qualified in Westchester County
Commission Expires July 6, 2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2B

CAPITAL RESOURCE FINANCIAL SERVICES LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

CAPITAL RESOURCE FINANCIAL SERVICES LLC

INDEX



KAUFMANN, GALLUCCI & GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of Capital Resource Financial Services LLC:

We have audited the accompanying statement of financial condition of Capital Resource Financial Services LLC (the "Company") as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Resource Financial Services LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

January 27, 2005

Kaufmann Gallucci & Grumer LLP

-2-

One Battery Park Plaza ○ New York, NY 10004 ○ Tel: (212) 269-0572 ○ FAX: (212) 968-1279

CAPITAL RESOURCE FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	37,153
Due from broker dealers		7,978
Prepaid expenses		514,722
	$	559,853

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,536
Member's equity		546,317
	$	559,853

The accompanying notes are an integral part of this financial statement.

CAPITAL RESOURCE FINANCIAL SERVICES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2004

NOTE 1 - ORGANIZATION

Capital Resource Financial Services LLC (the Company) was formed during August 1997 as Capital Resource Investments III, a limited liability company. Its name was subsequently changed to Capital Resource Financial Services LLC in 1998. The Company is a wholly-owned subsidiary of CR Holdings, LLC (the Parent) and is economically dependent on the Parent and its affiliates.

The Company is a broker-dealer in securities, which is regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of the National Association of Securities Dealers. Until March 2003, the Company cleared all securities transactions through clearing brokers on a fully disclosed basis. During 2003, the Parent sold substantially all of the assets of the Company to a major bank

Since March 2003, the Company's activities have consisted of the collection, from time to time, of fees arising from its prior activities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits.

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of the member owner who is responsible for including the Company in its tax reports.

NOTE 3 - RELATED PARTY TRANSACTIONS AND NATURE OF THE BUSINESS

As more fully described in note one, the Company is a component of a larger business enterprise. During 2004 the Parent allocated the following expenses to the Company:

Compensation	$121,447
Administrative	10,673
Production	10,928
Legal	3,347
Accounting	18,000
Rent and other facilities expense	15,365
Other management expenses	101,513
Total	$281,273

Prepaid expenses, amounting to approximately $515,000 represents funds advanced to the Parent Company and serving as a prepayment of the expenses that are being allocated to it, as described above.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2004, the Company had net capital of approximately $23,000, which was $18,000 in excess of the required minimum net capital at that date of $5,000.